Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

The ratio of earnings to fixed charges and the ratio of earning to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of (a) income/(loss) from continuing operations before incomes taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to non-controlling interests.

Fixed charges are calculated as the tum of (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on any preferred stock.

	Year Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2018
	(EUR’000)
Fixed charges
Interest expenses	8	16	6	5	97	4
Estimated interest component of rental expenses(1)	27	36	43	70	76	17

Total fixed charges	35	52	49	75	173	21
Earnings available for fixed charges
Profit/(loss) before tax	4,705	10,340	(33,574)	(68,732)	(124,374)	(41,482)
Add fixed charges	35	52	49	75	173	21

Total earnings available for fixed charges	4,740	(10,288)	(33,575)	(68,657)	(124,201)	(41,461)

Ratio of earnings (loss) to fixed charges	136	N/A	N/A	N/A	N/A	N/A

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest.